SEC
Mail Processing
Section
AUG 29 2016
Washington DC
409


16021070

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-66998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johan R.Strandberg (212) 848-9220
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Commonwealth Australia Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Johan R.Strandberg, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Commonwealth Australia Securities, LLC at June 30, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO

Title

Subscribed and sworn
to before me 08/25/2016



RALPH RODRIGUEZ
Notary Public, State of New York
No. 01RO6244293
Qualified in Richmond County
Commission Expires July 5, 2019

Commonwealth Australia Securities, LLC
Index
June 30, 2016

Page(s)


pwc

Report of Independent Registered Public Accounting Firm

To Management of Commonwealth Australia Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC (the "Company") at June 30, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonwealth Australia Securities, LLC.
Statement of Financial Condition
June 30, 2016

Assets	
Cash	$ 11,659,712
Accounts receivable	550,825
Prepaid assets	14,682
Total assets	$ 12,225,219
Liabilities and Member's Equity	
Liabilities:	
Due to affiliates	$ 90,813
Accrued expenses and other liabilities	168,970
Total liabilities	259,783
Commitments and Contingencies	
Member's Equity:	11,965,436
Total liabilities and member's equity	$ 12,225,219

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC"), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the "Member").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association on May 24, 2016.. The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other business customarily undertaken by broker-dealers or futures Introducing Brokers.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

Cash

Cash represents unrestricted cash held at one major financial institution and therefore is subject to the credit risk at this financial institution. Management does not consider the Company to be at any significant risk with respect to its cash.

Income Taxes

As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company recognizes and measures tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest or penalties are classified as income taxes.

3. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions with others do not settle on the designated settlement date resulting in amounts receivable from or payable to customers, brokers and dealers, including the Member. At June 30, 2016, there were no unsettled transactions. The Company also earns fees on fixed income transactions based on an allocation of the revenue. At June 30, 2016, $41,811 is due from the Member related to such fees.

The Company shares revenue earned on private placement transactions with affiliates. Currently there is $203,394 due to the Member on the DCM fees pending receipt from clients.

The Company is included in the federal, state and local income tax returns filed by the Member. At June 30, 2016, $70,770 is due from the Member related to income taxes.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At June 30, 2016, the Company had net capital of approximately $11,400,000 which exceeded the required net capital of $250,000 by approximately $11,150,000.

The Company is registered as a futures introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) of that rule in that all of its customer activities are cleared on a delivery versus payment or receive versus payment basis. It does not otherwise hold customer securities or cash:

5. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification: could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The Company evaluated subsequent events in the preparation of this financial statement. There were no material subsequent events to report.

SEC
Mail Processing
Section
AUG 29 2016
Washington DC
409

Commonwealth Australia Securities, LLC

(A wholly-owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2016